UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October, 2004

Commission File Number  000-50443

NOVAGOLD RESOURCES INC.
(Exact name of Registrant as specified in its charter)

3454-1055 Dunsmuir Street
Vancouver, British Columbia
Canada V7X 1K8
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐       Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☒

SUBMITTED HEREWITH

Exhibits

99.1	News Release dated October 25, 2004

99.2	Material Change Report dated October 12, 2004

99.3	Material Change Report dated October 13, 2004

99.4	Material Change Report dated October 14, 2004

SIGNATURE

                    Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

NOVAGOLD RESOURCES INC.

Dated: October 25, 2004	By:	/s/ Elaine Sanders
	Name:	Elaine Sanders
	Title:	Controller